Ballard Power Systems Inc.

News Release

Ballard Ships Its 500th ElectraGen™-ME Fuel Cell System For Telecom Backup Power

•	Reflects rapidly growing market for methanol-fuelled solutions

For Immediate Release – April 11, 2013

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) today announced shipment of its 500th methanol-fuelled telecom backup power system, since the Company expanded its product line in August 2012. Ballard is strongly positioned as the leader in the fuel cell sector for telecom backup power systems, offering both ElectraGen™-ME liquid fuelled methanol systems as well as ElectraGen™-H2 gaseous hydrogen fuelled systems.

Larry Stapleton, Ballard Vice President of Sales said, “This milestone highlights the growing traction we have been experiencing over the past two quarters with our telecom customers in key growth markets around the world.”

In regions such as Southeast Asia and South Africa, where Ballard is actively engaged, electricity grids can be unreliable. As a result, telecom networks are vulnerable to frequent grid outages, impacting continuity of service to subscribers. In these situations, lead acid batteries and diesel generators are not necessarily a practical or financially attractive means of providing backup power, whereas fuel cell systems can offer a reliable, economic alternative in addition to being a clean energy solution.

In these and other geographies, beyond grid unreliability, power disruptions also occur as the result of natural disasters and extreme weather conditions. For instance, in the span of a few years, there have been numerous earthquakes in various parts of Asia, a catastrophic tsunami in Japan and Hurricane Sandy in the Caribbean and U.S. The resulting power disruptions from such events cause service outages in communication networks at critical times. This reality is putting a higher focus on the need for extended duration backup power solutions in telecom networks, which in turn is leading to a heightened interest in fuel cell systems, a proven solution for extended duration backup power.

This heightened interest has translated into growing demand for fuel cell telecom backup power solutions, both gaseous hydrogen fuelled as well as liquid methanol fuelled. In 2012 Ballard shipped approximately 400 ElectraGen™ backup power systems, comprised of 240 methanol fuelled and 160 hydrogen fuelled. Demand growth has continued in 2013 and, with an additional 260 methanol-fuelled systems in Q1 2013, Ballard has now shipped the Company’s 500th methanol fuelled system, since the expansion of its product line to include ElectraGen™-ME last August.

Methanol is a readily available fuel that maximizes flexibility for siting and supporting a fuel cell system, such as the ElectraGen™-ME. The ElectraGen-ME system has an integrated fuel reformer that converts HydroPlus™ (a methanol-water liquid fuel mixture) into hydrogen gas to power the fuel cell system. Ballard’s products are being sold through distribution partners that include Nokia Siemens Networks, Motorola, Cascadiant, Azure, Inala Technologies and Precision Power and Air.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning market developments for our products, competitive advantage over incumbent solutions and corresponding value propositions for our customers. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com